Exhibit 12

CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Six Months Ended
	2012	2013	2014	2015	2016	September 30, 2016
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,291	$1,260	$1,016	$1,115	$1,084	$583
Add: Fixed charges	115	113	123	125	128	58
Total earnings available for fixed charges	$1,406	$1,373	$1,139	$1,240	$1,212	$641
Fixed charges:
Interest expense (1)	$64	$64	$75	$77	$81	$44
Interest portion of rental expense	51	49	48	48	47	14
Total fixed charges	$115	$113	$123	$125	$128	$58
RATIOS OF EARNINGS TO FIXED CHARGES	12.23	12.15	9.26	9.92	9.47	11.05
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness